

Mail Stop 4720

April 13, 2016

Mr. Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House, Millennium Way
Chesterfield, Derbyshire, S41 8ND
United Kingdom

> **Re: Mallinckrodt plc**
> **Form 10-K for the Fiscal Year Ended September 25, 2015**
> **Filed November 24, 2015**
> **Form 10-Q for the Quarterly Period Ended December 25, 2015**
> **Filed February 2, 2016**
> **File No. 001-35803**

Dear Mr. Harbaugh:

We have reviewed your March 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comments in our February 29, 2016 letter.

Form 10-K for the Fiscal Year Ended September 25, 2015
Risk Factors, page 23

1. With respect to your response to prior comment 1, we believe that your risk factors should be tailored to your specific circumstances and explain how the risks you identify have materially impacted your company. As currently drafted, many of the risk factors could apply to any issuer. For example, your risk factor on page 40 that your "share price may fluctuate significantly" does not disclose the specific incidents that have caused your share price to fluctuate materially, such as the tweet by a third party which caused a decline in share price on November 9, 2015. We note that another tweet by the same third party in March 2016 caused a similar decline in share price. In future filings starting with your next Form 10-Q, please revise your risk factors to disclose the specific impact of identified risks.

2. Given Acthar's significant contribution to revenues as discussed in prior comment 2, you should revise your risk factors to disclose how certain identified risks have materially impacted your company. Your risk factors on pages 27-30 only briefly mention Acthar and do not highlight that Acthar accounts for approximately one-third of your net sales and do not explain how these risks have previously impacted stock price and sales of Acthar. For example, we note that you have not disclosed Aetna's denial of coverage for Acthar and the corresponding impact on revenues and share price, the adverse events related to Acthar (including the increase in adverse events from 2011 to 2013), the particular dependence of Acthar on the availability of reimbursement from insurers given its expense, or the negative publicity surrounding Acthar pricing. Please also clearly state in your risk factor on page 31 that the ongoing investigation by the Department of Justice relates to Acthar. We recognize that certain of these events occurred prior to your acquisition of Acthar, however these risks continue to appear relevant today. In future filings starting with your next Form 10-Q, please revise your risk factors to reflect your specific dependence on Acthar and the material risks related to this dependence.

3. In addition, where a trend, demand, commitment, event or uncertainty is known, management must make two assessments. Refer to Section III. B of MD&A interpretive release 33-6835. Given the events discussed in the preceding comment and recent publicity regarding medications with dramatically increased prices, please provide us your analysis of these assessments supporting your conclusion that disclosure of the expected effects on future financial condition and results of operations regarding the uncertainty of maintaining Acthar's current revenue levels is not necessary.

Form 10-Q for the Quarterly Period Ended December 25, 2015
Basis of Presentation, page 7

4. We acknowledge your response to prior comment 5. Please tell us whether any of your Phase IV Studies and/or Investigator Initiated Research are designed to and/or result in increased marketing claims against competing products. If so, please tell us why these costs are not more appropriately classified as selling and marketing expenses.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments on the financial statements and related matters. Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance